Erin Leonard Events LLC

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	34,087.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-5,865.00
Customer billed expenses Reimbursable	0.00
Credit Cards:AMX - Erin	13,384.39
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,519.39**
Net cash provided by operating activities	**$41,607.15**
INVESTING ACTIVITIES	
Fixed Assets:Computer	-2,572.62
Net cash provided by investing activities	**$ -2,572.62**
FINANCING ACTIVITIES	
Owner's Equity:Owner's Contributions	1,500.00
Owner's Equity:Owner's Withdrawals	-33,515.03
Net cash provided by financing activities	**$ -32,015.03**
NET CASH INCREASE FOR PERIOD	**$7,019.50**
CASH AT END OF PERIOD	**$7,019.50**